Via Facsimile
Mail Stop 6010

April 28, 2009

Mr. Michael Pressman
Senior Counsel
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, New Jersey 07033

> **Re:** **Schering-Plough Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-06571**

Dear Mr. Pressman:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director